VAN KAMPEN LIFE INVESTMENT TRUST
 MORGAN STANLEY REAL ESTATE SECURITIES PORTFOLIO

A Special Meeting of the Shareholders of the Morgan Stanley Real Estate Securities Portfolio of the Van Kampen Life Investment Trust took place on Friday, August 18, 2000 to approve an Agreement and Plan of Reorganization and Liquidation providing (i) for the transfer of all of the assets and liabilities of the Morgan Stanley Real Estate Securities Portfolio to the U.S. Real Estate Portfolio of The Universal Institutional Funds, Inc. (the "Universal Funds") in exchange for shares of the U.S. Real Estate Portfolio; (ii) the distribution of the U.S. Real Estate Portfolio shares so received to shareholders of the Morgan Stanley Real Estate Securities Portfolio; and (iii) the dissolution under state law of the Morgan Stanley Real Estate Securities Portfolio. The number of shares voted in the affirmative for the proposal were 12,568,752.717 which is 89.912% of the shares outstanding and 92.043% of the shares voted. The number of shares voted against the proposal were 268,277.704 which is 1.919% of the shares outstanding and 1.965% of the shares voted.